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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2007

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
                (Translation of registrant's name into English)

             707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes  [_]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


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On March 23, 2007 Husky Energy Inc. filed and mailed its Management Information
Circular for its Annual and Special Meeting of Shareholders. The Notice of Annual and Special Meeting of Shareholders, the Management Information Circular (including Schedules A and B thereto) and the Form of Proxy are attached hereto as Exhibits 99.1 through 99.4.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary






Date:  March 23, 2007


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                               INDEX TO EXHIBITS
                               -----------------

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
  99.1          Notice of Annual And Special Meeting of Shareholders and
                Management Information Circular

  99.2          Schedule A - Blacklined Copy of Incentive Stock Option Plan

  99.3          Schedule B - Statement of Governance Practices

  99.4          Form of Proxy